UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

BIOTELEMETRY, INC.

(Name of Subject Company (Issuer))

DAVIES MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

Davies Merger Sub, Inc.

222 Jacobs St.

Cambridge, MA 02141

Telephone: (617) 245-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,756,163,240.00	$300,697.41

*

Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by BioTelemetry, Inc. (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $72.00, the tender offer price, by (b) the sum of (i) 34,310,908, the number of issued and outstanding shares of Company common stock, (ii) 26,485, the number of shares of Company common stock subject to outstanding purchase rights under the Company’s employee stock purchase plan, (iii) 2,904,248, the number of shares of Company common stock underlying outstanding Company options, (iv) 899,500, the number of shares of Company common stock underlying outstanding restricted stock units granted under the Company’s stock plans, (v) 138,904, the number of shares of Company common stock underlying outstanding performance stock units granted under the Company’s stock plans (assuming satisfaction of applicable performance goals at the target level). The foregoing share figures have been provided by the issuer to the offerors and are as of December 16, 2020, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0—11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $300,697.41	Filing Party: Davies Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2020

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on December 23, 2020 (together with any amendments and supplements thereto, the “Schedule TO”) by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of BioTelemetry, Inc., a Delaware corporation (the “Company”), at a price per Share of $72.00 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 23, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 2; Item 11

Item 2 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Paragraph 1 of Section 7 — “Certain Information Concerning BioTelemetry” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Except as otherwise set forth in this Offer to Purchase, the information concerning BioTelemetry contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of us, Parent or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records that is not separately included herein or incorporated herein by reference or for any failure by BioTelemetry to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to us, Parent and the Information Agent.”

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—Litigation” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Each of Parent and BioTelemetry filed its declaration to CFIUS pursuant to 31 C.F.R. § 801.402. Receipt of CFIUS clearance is not a condition to the consummation of the Offer or the Merger.

On December 28, 2020, Shiva Stein, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry and its directors in the United States District Court for the District of Delaware, captioned Stein v. BioTelemetry, Inc., et al., Case No. 1:20-cv-01774. The complaint alleges that BioTelemetry and its directors violated federal securities laws by filing a materially incomplete and misleading Solicitation Statement on BioTelemetry’s Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief preventing the consummation of the Offer and the Merger unless and until the alleged omitted material information has been disclosed; (2) rescission of the Merger Agreement or any of its terms to the extent implemented rescissory damages; (3) damages; (4) an award of plaintiffs’ expenses and attorneys’ fees; and (5) other equitable relief.

On December 29, 2020, John Murphy, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry, its directors, Royal Philips, Parent and Purchaser in the United States District Court for the Southern District of New York, captioned Murphy v. BioTelemetry, Inc., et al., Case No. 1:20-cv-11019. The complaint alleges that BioTelemetry, its directors and the other defendants violated federal securities laws by filing a materially incomplete and misleading Solicitation Statement on BioTelemetry’s Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief enjoining BioTelemetry, its directors, the other defendants and their respective representatives from filing an amendment to BioTelemetry’s Schedule 14D-9 unless and until the alleged omitted material information is included in any such amendment; (2) injunctive relief enjoining BioTelemetry, its directors, the other defendants and their respective representatives from proceeding with or closing the transactions contemplated by the Merger Agreement; (3) rescission of the consummation of the transactions contemplated by the Merger Agreement if consummated prior to the court’s final judgment or rescissory damages; (4) damages; (5) an award of plaintiffs’ expenses and attorneys’ fees; and (6) other equitable relief.

On December 30, 2020, Christopher Anders, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry, its directors, Parent and Purchaser in the United States District Court of Delaware, captioned Anders v. BioTelemetry, Inc., et al., Case No. 1:20-cv-01785-UNA. The complaint alleges that BioTelemetry, its directors and the other defendants violated federal securities laws by filing a materially incomplete and misleading Solicitation Statement on BioTelemetry’s Schedule 14D-9. The complaint seeks, among other things, (1) injunctive relief enjoining BioTelemetry, its directors, the other defendants and persons acting in concert with them from proceeding with, consummating, or closing the transactions contemplated by the Merger Agreement; (2) rescission of the consummation of the transactions contemplated by the Merger Agreement if consummated or rescissory damages; (3) injunctive relief directing BioTelemetry’s directors to file a Solicitation Statement that does not omit material information or contain alleged untrue statements of material fact; (4) a declaratory judgement that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder; (5) an award of plaintiffs’ expenses and attorneys’ fees; and (6) other relief.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2020

DAVIES MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name: Joseph E. Innamorati
Title: Authorized Signatory